FOR IMMEDIATE RELEASE                     Contact - Guy T. Marcus
January 29, 1997                                    Vice President-Inv. Rel.
                                                    (214) 978-2691

                    HALLIBURTON TO ACQUIRE OGC INTERNATIONAL

     DALLAS, Texas -- Halliburton Company (NYSE-HAL) announced today that it has offered to purchase all of the outstanding shares of OGC International plc, a UK company traded on the London Stock Exchange. The offered cash purchase price is
1.193 UK Pounds per share ($1.94) representing a total purchase price of approximately $117.9 million if all shares are purchased.

     OGC's board of directors has recommended that OGC's shareholders accept this offer and holders of approximately 40 percent of OGC's shares have irrevocably agreed to tender their shares at such price to Halliburton Company.

     OGC is engaged in providing a variety of engineering, operations and maintenance services, primarily to the North Sea oil and gas production industry. In 1995 OGC had revenues equivalent to $378.2 million and pre-tax profit equivalent to $23.1 million. For the six months ended June 30, 1996, the company had revenues equivalent to $148.1 million and pre-tax profit equivalent to $4.4 million. At June 30, 1996 OGC had total shareholders' equity equivalent to $59.9 million.

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     Dick  Cheney,  chairman  of  the  board  and  chief  executive  officer  of
Halliburton Company, said, "OGC is a good strategic fit for Halliburton and strengthens our position as a leading provider of integrated services to the petroleum industry. The acquisition of OGC provides a major opportunity for us to grow OGC's business in the United Kingdom and overseas."

     Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services.

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